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Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

April 25, 2017
VIA EDGAR

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Carey Credit Income Fund - I
Dear Mr. Minore:
On behalf of Carey Credit Income Fund - I (the “Registrant”), electronically transmitted for filing is Post-Effective Amendment No. 5 to the Registrant’s registration statement on Form N-2 (“Registration Statement”) under the Securities Act of 1933, as amended. This filing is being made for the purpose of updating the Registrant’s financial statements, incorporating the comments of the Securities and Exchange Commission staff to Post-Effective Amendment No. 4 to the Registration Statement and making other non-material changes to the Registrant’s Prospectus.
No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 212-698-3525.
Very truly yours,
/s/ Richard Horowitz
Richard Horowitz